POLICY REGARDING
TRADING IN STOCK AND PROHIBITING THE IMPROPER USE OR DISCLOSURE OF MATERIAL, NON-PUBLIC INFORMATION

NOTE: There are two versions of applicable insider trading policies. This version applies to Directors, executives and designated “insiders” of The Timken Company (“Timken”) and its subsidiaries who, because of their positions, are more likely to have access to material, non-public information (“Covered Employees”). The version applicable to all other employees is contained in the Company’s code of conduct. This Policy is also applicable to persons who are “related” to a Covered Employee. For purposes of this Policy, a “Related Person” includes a spouse, minor children or other immediate family members living in the household of the Covered Employee; partnerships in which the Covered Employee is a general partner; corporations in which the Covered Employee owns a controlling interest; trusts of which the Covered Employee is a trustee, settlor or beneficiary; estates of which the Covered Employee is an executor or beneficiary; or any other group or entity where the Covered Employee has or shares with others the power to decide whether to buy or sell securities of Timken.
I.Introduction
This Policy is designed to promote compliance with applicable securities laws and to make Covered Employees more fully aware of the prohibitions against improper use and disclosure of material, non-public information. It applies to all stock or other security trades consummated by Covered Employees whether in Timken’s stock and other securities, or stock and other securities of customers, suppliers or others, regardless of the dollar amount of the trade or the source of the material, non-public information.
Timken is committed to conducting its business ethically, responsibly and in full compliance with the law. These principles are fundamental to our business and are the foundation for our long-standing reputation for business integrity. All Covered Employees should carefully read this Policy and follow its directives at all times. Should any questions arise about this Policy or its application to a particular transaction, you should contact the General Counsel.
II.Restricted Use and Disclosure of Material, Non-Public Information
In the course of your employment at Timken, or any subsidiary of Timken, you may have access to material, non-public information regarding Timken, its subsidiaries, its customers, its prospective customers, or other individuals or companies with which Timken, its subsidiaries, its customers or its prospective customers conduct business or contemplate dealings. Material, non-public information may be positive or negative and can relate to virtually any aspect of a company’s business, including matters about a company’s financial condition, its strategic plans (including acquisitions) or other significant events. All such information must be kept confidential and not disclosed, except as may be necessary in the performance of your specific job duties. Covered Employees are prohibited from disclosing material, non-public information regardless of medium including during private conversations, through the use of on-line chat rooms, messaging applications, or on social media platforms.
III.Examples of What May Constitute Material, Non-Public Information
Non-public information is generally deemed to be “material” if a reasonable investor would consider it important in making a decision to buy, sell or hold a security. Any information that is likely to have a significant effect, whether positive or negative, on the market price of
12/31/25

Exhibit 19
a security, should be considered “material”. There is no bright-line standard for materiality; rather, materiality is based on an assessment of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, any of the following items should be reviewed carefully to determine whether such information would be considered “material”:
A.Projections of future earnings or losses, or other earnings guidance;
B.Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
C.Proposed significant acquisitions, divestitures, mergers, tender offers, joint ventures, and takeovers;
D.A change in dividend policy, the declaration of a stock split or a new securities offering;
E.The establishment of a repurchase program for Timken securities;
F.Significant liquidity or cash problems;
G.Development of a significant new product or process;
H.Obtaining or losing a major contract or customer;
I.Significant changes in senior-level management;
J.The existence of and risks associated with significant threatened or pending litigation, product warranty or environmental matters;
K.Significant cybersecurity or data breach events involving Timken;
L.Changes in Timken’s compensation policies;
M.Changes in auditors or auditor notification that Timken may no longer rely on an audit report;
N.Bankruptcies, corporate restructurings, or receiverships; and
O.Significant regulatory proceedings and governmental investigations involving Timken.
This list is not exhaustive and, depending upon the circumstances, many other types of information can be “material”. You should always treat information as “material” if you have any reason to believe that it may be important. When in doubt, call the General Counsel for advice.
Information that has not been disclosed to the public is generally considered to be “non-public” information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the newswire services, a filing with the Securities and Exchange Commission or other media providing for broad public access. Once information is widely disseminated, it is still necessary to provide the investing public with sufficient time to
2 12/31/25

Exhibit 19
absorb the information. Generally, information is not fully absorbed by the marketplace until after at least one full business day has passed following the information’s release.
IV.Rules for Trading in Timken Stock or Other Securities
A.Trading on Inside Information Prohibited
All Covered Employees are prohibited, by law, from trading (buying or selling) stock or other securities of any company while the employee is in possession of material, non-public information about that company. This prohibition applies regardless of the dollar amount of the transaction or the source of the non-public information.
B.“Tipping” Prohibited
Except when necessary in the course of performing job duties, all Covered Employees are prohibited from disclosing to anyone, including family members, any material, non-public information about any company. Also, all Covered Employees are prohibited from making buy, sell or hold recommendations to anyone based on such “inside information”.
C.Special and Prohibited Transactions
    Covered Employees are prohibited from engaging in short-term or speculative transactions in Timken’s securities. Other transactions, such as limit orders, may raise special issues because of the manner in which they are executed. Covered Employees should observe the special rules described below regarding the following types of transactions:
1.Short Sales
    Short sales are sales of securities that the seller does not own at the time the sell order is placed. Short sales would generally be interpreted by the market as an expectation by the seller that the securities will decline in value, and therefore that the seller has no confidence in Timken or its short-term prospects. In addition, short sales by Covered Employees may reduce their incentive to improve Timken’s performance. For these reasons, short sales of Timken’s securities are prohibited. In addition, short sales by Timken’s officers and members of the Board of Directors would violate Section 16(c) of the Securities Exchange Act. It should be noted, though, that “cashless option exercise” transactions used to exercise stock options issued under Timken’s equity incentive plans would not be considered short sales.

2.Publicly Traded Options
    A transaction in publicly traded options is, in effect, a bet on the short-term movement of the stock and therefore, if made by a Covered Employee, creates the appearance that the trading is based on inside information. Transactions in publicly-traded options also may focus the employee’s or director’s attention on short-term performance at the expense of Timken’s long-term objectives. Accordingly, transactions in puts, calls or other derivative securities based on Timken’s securities on an exchange or in any other organized market are strictly prohibited. Options positions arising from certain types of hedging transactions are governed by the section below captioned “Hedging Transactions.”

3 12/31/25

Exhibit 19
3.Hedging Transactions
    Certain forms of hedging or monetizing transactions, such as zero-cost collars and forward sale contracts, allow a shareholder to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential upside appreciation in the stock. These transactions allow the shareholder to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the shareholder may no longer have the same objectives as Timken’s other shareholders. Therefore, such hedging transactions are prohibited under this Policy.
4.Margin Accounts and Pledges
    Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the shareholder is aware of material non-public information or otherwise is not permitted to trade in Timken’s securities, Covered Employees are prohibited from holding Timken securities in a margin account as collateral for a margin loan or otherwise pledging Timken securities as collateral for a loan.

5.Standing and Limit Orders
    Standing and limit orders create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a member of the board of directors, officer or employee is in possession of material non-public information. Timken therefore prohibits Covered Employees from placing standing or limit orders on Timken securities, except in limited circumstances. Exceptions regarding limit orders may be made, after obtaining preclearance as discussed in Section VI below, in cases where limit orders (a) do not exceed five business days; (b) do not extend past the window period (as defined below); and (c) are made by Covered Employees not in possession of material, non-public information. If material, non-public information is acquired at any time during the five-business-day period, the limit order must be cancelled.

D.Window Periods
Transactions involving Timken stock or other securities should be consummated only during designated “window periods” described above unless subject to a Rule 10b5-1 trading plan (“Rule 10b5-1 Plan”) pre-approved by the General Counsel and meeting the requirements set forth in Timken’s Rule 10b5-1 Trading Plan Guidelines.
1.Ordinary Sales or Purchases
Covered Employees who are not in possession of material, non-public information may trade or otherwise transact in Timken stock or other securities (including gifts) during certain “window periods.” A window period commences with the third business day following the release of any quarterly financial results and continues until the fourteenth day of the third month of
4 12/31/25

Exhibit 19
any applicable quarter (or the immediately preceding business day if such date would otherwise fall on a weekend or other non-business day). For example, if financial results for the second quarter are released in July, the window period opens on the third business day following the release and terminates on the fourteenth day of September. The General Counsel may delay the opening of a window period at his or her discretion. It is Timken’s policy that Covered Employees should buy or sell Timken stock or other securities only during these window periods and only after obtaining preclearance as discussed in Section VI below (other than pursuant to an approved Rule 10b5-1 Plan).
From time to time, Timken may close trading during a window period in light of developments that could involve material, non-public information. In these situations, the General Counsel will notify Covered Employees that they should not engage in trading of Company securities and should not disclose to others the fact that the trading window has been closed. If the relationship of an individual with Timken should terminate while such a notice is in effect, the prohibition will continue to apply until the General Counsel gives notice that the ban has been lifted.
2.Purchases or Transfers in Company-Sponsored Benefits/Savings Plans
Regular monthly purchases of Timken stock pursuant to Timken-sponsored plans featuring stock may occur without concern for the window periods or the preclearance requirements of Section VI below where permitted in accordance with the terms of the applicable plan. However, a Covered Employee’s election to transfer into or out of Timken stock in the plan(s), or to change future investment options involving Timken stock, shall occur only during a window period and after satisfying the preclearance requirements of Section VI below and shall be irrevocable; of course, another such election may be made during a subsequent window period. A Covered Employee’s request for a loan from a Company-sponsored Plan, where permitted in plan provisions, involving the sale of Timken stock shall also occur only during a window period and after satisfying the preclearance requirements of Section VI below.
3.Stock Options
Stock options may be exercised at any time if both the option price and any tax withholding obligation are paid in cash. However, if the option price is to be paid by surrendering outstanding shares of Timken stock, or any tax withholding obligation is to be paid by relinquishing a portion of the shares that are subject to the exercise, the exercise shall occur only during a window period and after satisfying the preclearance requirements of Section VI below, because both the surrender of outstanding shares in payment of the option price and the relinquishment of shares that are subject to the exercise in effect involve the sale of such shares to Timken at their fair market value on the date of exercise. The sale of shares acquired upon the exercise of a stock option, regardless of the method of payment of the option price, shall occur only during a window period and after satisfying the preclearance requirements of Section VI below.
5 12/31/25

Exhibit 19
4.Emergencies
An emergency or other unforeseeable circumstance causing a Covered Employee to consider a transaction in Timken stock outside of a window period may be discussed with the General Counsel. Again, none of the transactions discussed in this Section IV. D. should ever be undertaken, including during a window period, at a time when the Covered Employee is in possession of material, non-public information (other than pursuant to an approved Rule 10b5-1 Plan).
V.Short-Swing Profit Liability Under Section 16(b)
Section 16(b) of the Securities Exchange Act provides that a person who is an executive officer, member of the Board of Directors or principal shareholder of Timken must disgorge any profits made from the purchase and sale (or sale and purchase) of Timken stock within a six-month period. The purpose of Section 16(b) is to prevent the unfair use of inside information by insiders; however, the rule is one of strict liability, meaning that liability does not depend on actual use, or possession of, inside information by an insider.
Therefore, Section 16(b) liability will attach to the realization of a profit from two matching Timken stock transactions in ANY six-month period. The sequence of the purchase and/or sale of Timken stock, or whether the same shares are involved in both transactions, is irrelevant. The federal securities laws define “purchase” and “sale” very broadly. For example, a purchase or sale includes the mere execution of a contract to buy or sell securities at a later date. Additionally, stock transactions, other than regular monthly purchases, in Company-sponsored plans such as The Timken Company Savings and Investment Pension Plan may be subject to the application of the short-swing profit rule. Certain stock transactions are exempt from the application of Section 16(b), but the scheme of regulations covering those transactions is complex. Accordingly, it is extremely important that the General Counsel be contacted before any transaction, including Company-sponsored stock plan transactions (as previously discussed in Section IV), so that a determination can be made whether the Timken stock transaction is a purchase or sale subject to the rule and, therefore, potentially problematic.
VI.Execution of Prior Notice Form for Transactions Involving Timken Stock or Other Securities
Any Covered Employee who is not in the possession of material, non-public information wishing to engage in a transaction involving Timken stock or other securities (including gifts) must first execute and deliver the applicable Trade Acknowledgement Form provided to such Covered Employee by The Timken Company legal or human resources teams. The Covered Employee shall also contact the General Counsel or other designated members of The Timken Company legal team in person, by telephone or by email prior to the consummation of the proposed transaction to confirm that the proposed trade has been precleared.
VII.Penalties
The federal securities laws impose criminal and civil penalties on anyone who trades in a company’s stock or other securities while in possession of material, non-public information, as well as on anyone who discloses material, non-public information to others so as to enable them to trade in stock or other securities of Timken. Penalties include:
1.civil injunctions;
6 12/31/25

Exhibit 19
2.treble damages;
3.disgorgement of profits;
4.jail sentences of up to 20 years and criminal fines of up to $5.0 million per violation;
5.civil fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited;
6.fines for the employer or other controlling/supervisory person of up to the greater of $1.2 million or three times the amount of the profit gained or loss avoided plus, in the case of entities only, a criminal penalty of up to $2.5 million; and
7.criminal penalties up to 25 years in prison for knowingly executing a “scheme or artifice to defraud any person” in connection with any registered securities.
In addition, any violation of this Policy can be expected to result in disciplinary action by Timken, including dismissal of the persons involved.
The Insider Trading and Securities Fraud Enforcement Act of 1988 also expands the scope of civil penalties beyond traders and tippers who knowingly engage in securities violations to: “controlling persons” (generally an employer) who, through its supervisors and management (1) knew or “recklessly disregarded” the fact that “a controlled person” (generally an employee) was likely to engage in insider trading violations and (2) failed to take appropriate actions to prevent or detect the violation. Civil penalties for violations of this Act may be imposed on the controlling person in an amount equal to the greater of $1.0 million or three times the profit gained or loss avoided.
VIII.Insider Trading Certification
Every Covered Employee is required to periodically certify that the employee has read, understands and complied with, and agrees to continue to comply with, the prohibitions against insider trading.
IX.Amendment; Waivers
The Board of Directors of Timken reserves the right to amend this Policy at any time. The Board of Directors of Timken, a committee of the Board, and, in some circumstances, their designees, may grant a waiver of this Policy on a case-by-case basis, but only under special circumstances.

7 12/31/25